SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1) *

JRJR33, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

46645Q106

(CUSIP Number)

Rochon Capital Partners, Ltd.	Richmont Capital Partners V LP
2950 North Harwood Street, 22nd Floor	2950 North Harwood Street, 22nd Floor
Dallas, Texas 75201	Dallas, Texas 75201
Attention: John P. Rochon	Attention: John Rochon, Jr.
(469) 913-4115	(469) 913-4115
With a copy to:

Leslie Marlow, Esq.
Gracin & Marlow, LLP
The Chrysler Building
405 Lexington Avenue, 26th Floor
New York, New York 10174
(212) 907-6457

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 6, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. o

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46645Q106

(1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Rochon Capital Partners, Ltd. 26-0355365

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power -0-

	(8)	Shared Voting Power 14,005,000 (1)(2)(3)(4)(5)

	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 14,005,000 (1)(2)(3)(4)(5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 20,178,634(1)(2)(3)(4)(5)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 51.1% (6)

(14)	Type of Reporting Person PN

(1)
Rochon Capital Partners, Ltd. (“Rochon Capital”) directly owns 12,342,500 shares of JRjr33, Inc. common stock, par value $0.0001 per share (the “Common Stock”). John Rochon Management, Inc. (“Rochon Management”) is the sole general partner of Rochon Capital, and John P. Rochon (“Mr. Rochon”) is the sole owner and the President of Rochon Management.  Therefore, Rochon Management and Mr. Rochon may be deemed to be beneficial owners of, and share voting and dispositive power over, these 12,342,500 shares.

(2)
The 14,005,000 shares of Common Stock consist of the following: (i) 12,342,500 shares are directly owned by Rochon Capital, (ii) 37,500 shares are owned directly by Rochon Management, and (iii) 1,625,000 shares are held by The Tamala L. Longaberger Revocable Trust (the “Longaberger Trust”). Pursuant to a voting agreement (the “Longaberger Voting Agreement”) between Rochon Capital and the Longaberger Trust, Rochon Capital has the right, until March 18, 2018, to vote all of the 1,625,000 shares held by the Longaberger Trust.  As a result, these 1,625,000 shares may be deemed to be beneficially owned by Rochon Capital.

(3)
Richmont Capital Partners V LP (“Richmont Capital”) directly owns 3,200,000 shares of Common Stock. Richmont Street LLC (“Richmont Street”) is the sole general partner of Richmont Capital and John Rochon, Jr. (“Mr. Rochon, Jr.”) is the sole owner and the President of Richmont Street. Therefore, Richmont Street and Mr. Rochon, Jr. may be deemed to be beneficial owners of, and share voting and dispositive power over, the shares held by Richmont Capital. In addition, Mr. Rochon, Jr. directly owns 1,141,760 shares of Common Stock; may be deemed to be beneficial owner of, and has sole voting and dispositive power over: (i) 1,237,500 shares of Common Stock held by The William John Philip Rochon 2010 Dynasty Trust (the “Rochon Trust”), of which Mr. Rochon, Jr. is the sole trustee; and (ii) 437,124 shares of Common Stock held by trusts for the benefit of Mr. Rochon, Jr.’s children, of which Mr. Rochon, Jr. is the sole trustee; and may be deemed to be beneficial owner of, and has shared voting and dispositive power over: 17,250 shares of Common Stock held jointly with his spouse. Also includes options to purchase (i) 70,000 shares of Common Stock, which vested on February 19, 2017 and (ii) 70,000 shares of Common Stock, which vested on March 25, 2017.

(4) (5)
As described in Item 4 of this Schedule 13D, Mr. Rochon and Mr. Rochon, Jr. entered into a voting agreement dated August 9, 2016 (the “Voting Agreement”), such that Rochon Capital, Rochon Management, Mr. Rochon, Richmont Capital, Richmont Street and Mr. Rochon, Jr. are deemed to be members of a group for voting purposes under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Does not include any Common Stock to be issued upon conversion of the note acquired for $1,000,000 in aggregate principal amount and $23,000 in accrued and unpaid interest acquired by Rochon Capital on June 6, 2017 from Dominion Capital LLC that had been issued by JRjr33, Inc. (the “Purchased Note”). Pursuant to the terms of the Purchased Note at any time or times on or after the issuance date of the Purchased Note, the holder of the Note shall be entitled to convert any portion of the outstanding and unpaid Conversion Amount (as defined below) into validly issued, fully paid and non-assessable shares of Common Stock in accordance with terms of the Purchased Note at the Conversion Rate (as defined in Item 4 of this Schedule 13D); provided, however, that the Purchased Note contains an ownership limitation such that Rochon Capital may not convert the Purchased Note to the extent such conversion would result in Rochon Capital’s ownership being in excess of 4.99% of the issued and outstanding Common Stock together with all Common Stock owned by Rochon Capital and its affiliates.

(6)	Percentage calculated based on 39,380,586 shares of Common Stock outstanding as of December 30, 2016.

CUSIP No. 46645Q106

(1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) John Rochon Management, Inc. 20-2083449

(2)	Check the Appropriate Box if a Member of a Group
(a)	☒
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds OO, AF

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power -0-

(8)	Shared Voting Power 14,005,000 (1)(2)(3)(4)(5)

(9)	Sole Dispositive Power -0-

(10)	Shared Dispositive Power 14,005,000 (1)(2)(3)(4)(5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 20,178,634 (1)(2)(3)(4)(5)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 51.1% (6)

(14)	Type of Reporting Person CO

(1) See footnote (1) above for Rochon Capital.
(2) See footnote (2) above for Rochon Capital.
(3) See footnote (3) above for Rochon Capital.
(4) See footnote (4) above for Rochon Capital.
(5) See footnote (5) above for Rochon Capital.
(6) See footnote (6) above for Rochon Capital.

CUSIP No. 46645Q106
(1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) John P. Rochon

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds OO, AF

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power -0-

	(8)	Shared Voting Power 14,005,000 (1)(2)(3)(4)(5)

	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 14,005,000 (1)(2)(3)(4)(5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 20,178,634 (1)(2)(3)(4)(5)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 51.1% (6)

(14)	Type of Reporting Person IN

(1) See footnote (1) above for Rochon Capital.
(2) See footnote (2) above for Rochon Capital.
(3) See footnote (3) above for Rochon Capital.
(4) See footnote (4) above for Rochon Capital.
(5) See footnote (5) above for Rochon Capital.
(6) See footnote (6) above for Rochon Capital

CUSIP No. 46645Q106

(1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Richmont Capital Partners V LP 46-1551459

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds WC

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 2,956,384

	(8)	Shared Voting Power 3,217,250 (1)(2)(3)(4)

	(9)	Sole Dispositive Power 2,956,384

	(10)	Shared Dispositive Power 3,217,250 (1)(2)(3)(4)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 20,178,634 (1)(2)(3)(4)(5)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 51.1% (6)

(14)	Type of Reporting Person PN

(1) See footnote (1) above for Rochon Capital.
(2) See footnote (2) above for Rochon Capital.
(3) See footnote (3) above for Rochon Capital.
(4) See footnote (4) above for Rochon Capital.
(5) See footnote (5) above for Rochon Capital.
(6) See footnote (6) above for Rochon Capital

CUSIP No. 46645Q106

(1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Richmont Street LLC 80-0875251

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds AF

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 2,956,384

	(8)	Shared Voting Power 3,217,250 (1)(2)(3)(4)(5)

	(9)	Sole Dispositive Power 2,956,384

	(10)	Shared Dispositive Power 3,217,250(1)(2)(3)(4)(5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 20,178,634 (1)(2)(3)(4)(5)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 51.1% (6)

(14)	Type of Reporting Person CO

(1) See footnote (1) above for Rochon Capital.
(2) See footnote (2) above for Rochon Capital.
(3) See footnote (3) above for Rochon Capital.
(4) See footnote (4) above for Rochon Capital.
(5) See footnote (5) above for Rochon Capital.
(6) See footnote (6) above for Rochon Capital

CUSIP No. 46645Q106

(1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) John Rochon, Jr.

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds OO, AF

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 2,956,384 (1)(2)(3)(4)(5)

	(8)	Shared Voting Power 3,217,250 (1)(2)(3)(4)(5)

	(9)	Sole Dispositive Power 2,956,384 (1)(2)(3)(4)(5)

	(10)	Shared Dispositive Power 3,217,250 (1)(2)(3)(4)(5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 20,178,634 (1)(2)(3)(4)(5)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 51.1% (6)

(14)	Type of Reporting Person IN

(1) See footnote (1) above for Rochon Capital.
(2) See footnote (2) above for Rochon Capital.
(3) See footnote (3) above for Rochon Capital.
(4) See footnote (4) above for Rochon Capital.
(5) See footnote (5) above for Rochon Capital.
(6) See footnote (6) above for Rochon Capital

Item 1.    Security and Issuer.

Item 1 of the Original Schedule 13D is amended and restated in its entirety as follows:

The name of the issuer is JRjr33, Inc., a Florida corporation (the “Company”).  The principal executive office of the Company is located at 2950 North Harwood Street, 22nd Floor, Dallas, Texas 75201, United States of America.  This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to shares of Common Stock of the Company is filed with the Securities and Exchange Commission (the “Commission”) by Rochon Capital Partners, Ltd., John Rochon Management, Inc., John P. Rochon, Richmont Capital Partners V LP, Richmont Street LLC and John Rochon, Jr. (collectively, the “Reporting Persons”). The Reporting Persons filed an original Schedule 13D (the “Original Schedule 13D”) relating to shares of Common Stock with the Commission on August 30, 2016, and the Original Schedule 13D has been amended by the Reporting Persons as set forth herein.

Item 2.    Identity and Background.

Item 2 is hereby amended and supplemented by updating previously disclosed information with respect to the following:

(a)          This statement is filed on behalf of Rochon Capital, a Texas limited partnership, Rochon Management, a Texas corporation, Mr. Rochon, individually, Richmont Capital, a Texas limited partnership, Richmont Street, a Texas limited liability company, and Mr. Rochon, Jr., individually, which are each referred to in this Schedule 13D as a “Reporting Person” and are collectively referred to as the “Reporting Persons.”

(b)     The business address of each of the Reporting Persons is 2950 North Harwood Street, 22nd Floor, Dallas, Texas 75201.

(c)           Mr. Rochon is the Chief Executive Officer, President and Chairman of the Board of the Company. Mr. Rochon also is the founder and Chairman of the Board of Directors of Richmont Holdings, Inc., a private investment and business management company (“Richmont Holdings”).  Rochon Capital and Rochon Management are involved primarily in investment activities.  Rochon Management is the sole general partner of Rochon Capital, and Mr. Rochon owns 100% of the outstanding capital stock (including all voting rights) of Rochon Management.  The business address of each Reporting Person is set forth in sub-item (b) of this Item 2.

Mr. Rochon, Jr. is the Chief Financial Officer, Vice Chairman and Director of the Company and is the son of Mr. Rochon. Since 2006, Mr. Rochon, Jr. has served as the Vice Chairman and Chief Executive Officer of Richmont Holdings.  Richmont Capital and Richmont Street are involved primarily in investment activities.  Richmont Street is the sole general partner of Richmont Capital, and Mr. Rochon, Jr. owns 100% of the equity (including all voting rights) of Richmont Street.  The business address of each Reporting Person is set forth in sub-item (b) of this Item 2.

(d)    None of the Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    None of the Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Mr. Rochon and Mr. Rochon, Jr. are citizens of the United States of America.  This sub-item is not applicable to Rochon Capital, Rochon Management, Richmont Capital and Richmont Street.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by seeing the response to Item 4, which is incorporated by reference herein.

Item 4. Purpose of the Transaction.

Item 4 is hereby amended and supplemented by updating previously disclosed information with respect to the following:

Overview

Except as otherwise described in this Schedule 13D, none of the Reporting Persons currently has any plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Each of the Reporting Persons expects to evaluate on an ongoing basis the Company’s financial condition, business, operations and prospects, the market price of Common Stock, conditions in the securities markets generally, general economic and industry conditions, and other factors.  Accordingly, each Reporting Person reserves the right to change its or his plans and intentions at any time, as it or he deems appropriate.  In particular, any of the Reporting Persons (and their respective affiliates) may purchase additional shares of Common Stock or other securities of the Company or may sell or transfer Common Stock directly or beneficially owned by them, as applicable, from time to time in public or private transactions.  Any such transactions may be effected at any time or from time to time subject to any applicable limitations imposed on the sale of the Company’s securities by the Securities Act of 1933, as amended, the Exchange and the rules and regulations promulgated under such acts or other applicable law.

Options

On February 17, 2017, options exercisable for 70,000 shares of Common Stock previously granted to Mr. Rochon, Jr. vested, and therefore will be included in Mr. Rochon, Jr.’s total beneficial ownership. On March 25, 2017, options exercisable for 70,000 shares of Common Stock previously granted to Mr. Rochon, Jr. vested, and therefore will be included in Mr. Rochon, Jr.’s total beneficial ownership. His beneficial ownership does not include options exercisable for 210,000 shares of Common Stock that vest 25% a year starting on March 23, 2018.

Gifts

On February 10, 2017, Mr. Rochon, Jr. gifted an aggregate of 69,000 Common Shares as follows: (i) 51,750 to three separate trusts for the benefit of his three children (17,250 shares were gifted to each trust); and (ii) 17,250 to his spouse. Mr. Rochon Jr. is the sole trustee of the trusts and, therefore, is deemed to indirectly beneficially own such 51,750 shares gifted to the trusts as well as the 17,250 shares gifted to his spouse.

On February 10, 2017, Rochon Capital gifted an aggregate of 172,500 shares of Common Stock to trusts for the benefit of Mr. Rochon’s grandchildren, which include gifts to three separate trusts for the benefit of Mr. Rochon, Jr.’s three children. Due to his role as trustee of the trusts, Mr. Rochon, Jr. is deemed to indirectly beneficially own such 172,500 shares of Common Stock.

Note Purchase

On June 6, 2017, the Company entered into a Forbearance and Amendment Agreement (the “Forbearance Agreement”) with Dominion Capital LLC (“Dominion”) pursuant to which Dominion agreed, for a period of sixty (60) days (subject to extension as described below for an additional sixty (60) days), to forbear from exercising any of its rights or remedies with respect to Existing Defaults (as defined in the Forbearance Agreement) under the senior secured convertible note in the original principal amount of $4,000,000 that the Company issued to Dominion on November 20, 2015 (the “Note”). A condition to the forbearance was the purchase by Rochon Capital of $1,000,000 in aggregate principal amount and $23,000 in accrued and unpaid interest of the Note from Dominion (the “Purchased Note”), the execution of a subordination agreement, the Company agreeing to a payment restriction covenant and a revised payment schedule. The forbearance period is subject to extension for an additional 60 days by the purchase by Rochon Capital of an additional $750,000 in principal amount of the Note from Dominion.

On June 6, 2017, as a condition to the Forbearance Agreement, a Securities Purchase Agreement was entered into by and between Dominion, as seller, and Rochon Capital, as purchaser, wherein Dominion sold to Rochon Capital and Rochon Capital acquired from Dominion, its rights as a holder of the Purchased Note under the Securities Purchase Agreement, which is in a form substantially similar to the Note. Pursuant to the terms of the Purchased Note at any time or times on or after the issuance date of the Purchased Note, the holder of the Note shall be entitled to convert any portion of the outstanding and unpaid Conversion Amount (as defined below) into validly issued, fully paid and non-assessable shares of Common Stock in accordance with terms of the note, at the Conversion Rate (as defined below).

The Conversion Rate is defined as the number of shares of Common Stock issuable upon conversion of any Conversion Amount that will be determined by dividing (i) such Conversion Amount by (ii) the Conversion Price (the “Conversion Rate”).

The “Conversion Amount” means the sum of (i) portion of the principal to be converted, redeemed or otherwise with respect to which this determination is being made, and (ii) all accrued and unpaid Interest with respect to such portion of the principal amount and accrued and unpaid Late Charges (as defined therein) with respect to such portion of such principal and such interest, if any. The “Conversion Price” means, as of any Conversion Date or other date of determination, $3.00, subject to adjustment as provided herein.

Pursuant to the terms of the Purchased Note at any time or times on or after the issuance date of the Purchased Note, the holder of the Note shall be entitled to convert any portion of the outstanding and unpaid Conversion Amount (as defined below) into validly issued, fully paid and non-assessable shares of Common Stock in accordance with terms of the Purchased Note at the Conversion Rate (as defined in Item 4 of this Schedule 13D); provided, however that the Purchased Note contains an ownership limitation such that Rochon Capital may not convert the Purchased Note to the extent such conversion would result in Rochon Capital’s ownership being in excess of 4.99% of the issued and outstanding Common Stock together with all Common Stock owned by Rochon Capital and its affiliates.

As a result of the foregoing, Rochon Capital is not deemed to beneficially own, any additional shares of Common Stock that may be issuable upon conversion of the Purchased Note (the “Conversion Shares”).

On June 6, 2017, as a condition to the Forbearance Agreement, the Company, Rochon Capital and Dominion entered into a Subordination and Intercreditor Agreement pursuant to which Rochon Capital agreed to subordinate all payments under the Purchased Note to the payment in full of the Note retained by Dominion.

The Forbearance Agreement, the Securities Purchase Agreement and the Subordination and Intercreditor Agreement are included as Exhibits 18, 19, and 20 hereto, respectively, and are incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is amended and restated in its entirety as follows:

The information in this Item 5 is provided as of the date hereof and the reported beneficial ownership percentages are based on 39,380,586 shares of Common Stock outstanding on December 30, 2016, which number of shares is derived from the Company’s Quarterly Report on Form 10-Q for the Nine Months Ended September 30, 2016, filed with Commission on December 30, 2016.

(a) Number of shares and percent of Common Stock beneficially owned by each of the Reporting Persons:

Rochon Capital directly owns 12,342,500 shares of Common Stock, representing 31.3% of the current 39,380,586 shares of outstanding Common Stock. In addition, pursuant to the Longaberger Voting Agreement, Rochon Capital has the right, until March 18, 2018, to vote all of the 1,625,000 shares held by the Longaberger Trust.  As a result, these 1,625,000 shares may be deemed to be beneficially owned by Rochon Capital.

Rochon Management directly owns 37,500 shares of Common Stock, representing less than 1% of the current 39,380,586 shares of outstanding Common Stock. Rochon Management is the sole general partner of Rochon Capital and Mr. Rochon is the sole owner and the President of Rochon Management.  Therefore, Rochon Management and Mr. Rochon may be deemed to be beneficial owners of, and share voting and dispositive power over, these 12,380,000 shares, representing 31.4% of the current 39,380,586 shares of outstanding Common Stock.

Because of his direct or indirect ownership interest in, or control of, Rochon Capital and Rochon Management, Mr. Rochon may be deemed beneficially to own 14,005,000 shares of Common Stock, representing 35.6% of the current 39,380,586 shares of outstanding Common Stock (consisting of: (i) 12,342,500 shares held directly by Rochon Capital; (ii) the 1,625,000 shares held by the Longaberger Trust; and (iii) and 37,500 shares held directly by Rochon Management).

Richmont Capital directly owns 3,200,000 shares of Common Stock, representing 8.1% of the current 39,380,586 shares of outstanding Common Stock. Richmont Street is the sole general partner of Richmont Capital and Mr. Rochon, Jr. is the sole owner and the President of Richmont Street. Therefore, Richmont Street and Mr. Rochon, Jr. may be deemed to be beneficial owners of, and share voting and dispositive power over, the shares held by Richmont Capital.

Mr. Rochon, Jr. is deemed to beneficially own an aggregate of 6,173,634 shares of Common Stock comprised of: (i) 3,200,000 shares held directly by Richmont Capital; (ii) 1,141,760 shares owned directly by Mr. Rochon, Jr.; (iii) 1,237,500 shares held by the Rochon Trust, of which Mr. Rochon, Jr. is the sole trustee; (iv) 437,124 shares of held by trusts for the benefit of Mr. Rochon, Jr.’s children, of which Mr. Rochon, Jr. is the sole trustee; (v) 17,250 shares held by his spouse; and (vi) options exercisable for 70,000 shares of Common Stock, which options vested on February 17, 2017, and options exercisable for 70,000 shares of Common Stock, which options vested on March 25, 2017, with the 6,173,634 shares representing approximately 15.6% of the current 39,380,586 shares of outstanding Common Stock.

Additionally, pursuant to the rules of the Commission, due to the Voting Agreement, Rochon Capital, Rochon Management, Mr. Rochon, Richmont Capital, Richmont Street and Mr. Rochon, Jr. as a Group may be deemed to beneficially own an aggregate of 20,178,634 shares of Common Stock, representing 51.1% of the current 39,380,586 shares of outstanding Common Stock, which consists of: (i) 12,342,500 shares directly owned by Rochon Capital; (ii) 37,500 shares owned directly by Rochon Management; (iii) 1,625,000 shares held by the Longaberger Trust; (iv) 3,200,000 shares held directly by Richmont Capital; (v) 1,141,760 shares held directly by Mr. Rochon, Jr.; (vi) 1,237,500 shares held by the Rochon Trust, of which Mr. Rochon, Jr. is the sole trustee; (vii) 437,124 shares of held by trusts for the benefit of Mr. Rochon, Jr.’s children, of which Mr. Rochon, Jr. is the sole trustee; (viii) 17,250 shares held by his spouse; and (ix) options exercisable for 70,000 shares of Common Stock, which options vested on February 17, 2017 and options exercisable for 70,000 shares of Common Stock, which options vested on March 25, 2017.

The Reporting Persons may be deemed to be a Group (i) because of their actions in concert to complete the transactions set forth in the Share Exchange Agreement, such that Rochon Capital will have the full ownership of shares of Common Stock and corresponding control over the Company provided for by the Share Exchange Agreement; and (ii) due to the Voting Agreement by and between Mr. Rochon and Mr. Rochon, Jr.

There is no agreement or understanding among the Reporting Persons regarding any disposition or acquisition of the shares of Common Stock owned by each Reporting Person separately. Each of the Reporting Persons will make its or his own decisions regarding any disposition of the shares of Common Stock that it or he owns separately, and regarding any acquisition of additional shares of Common Stock, without consultation with, or concurrence of, any of the other Reporting Persons.

(b) Number of shares of Common Stock as to which each Reporting Person has:

Rochon Capital, Rochon Management and Mr. Rochon
(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 14,005,000
(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 14,005,000

Richmont Capital and Richmont Street
(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 3,200,000
(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 3,200,000
Mr. Rochon, Jr.
(i) Sole power to vote or to direct the vote: 2,956,384

(ii) Shared power to vote or to direct the vote: 3,217,250

(iii) Sole power to dispose or to direct the disposition of: 2,956,384

(iv) Shared power to dispose or to direct the disposition of: 3,217,250

(c) See the response to Item 4, which is incorporated by reference herein.

(d) Mr. Rochon’s spouse, Donna Jean Hewitt Rochon, as a limited partner of Rochon Capital, owns 20% of the outstanding partnership interests in Rochon Capital and has the indirect right, through her ownership of such limited partnership interests of Rochon Capital, to receive dividends from, or proceeds from the sale of, any Common Stock owned by Rochon Capital. In addition, the beneficiaries of the Rochon Trust and the trusts for the benefit of Mr. Rochon Jr.’s children have the right to receive any dividends from, or the proceeds from any sale of, the securities owned of record by such trusts.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is amended by seeing the responses to Item 4 and Item 5, which are incorporated by reference herein.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is amended by adding the following Exhibits:

Exhibit 17	Joint Filing Agreement, dated as of June 12, 2017, by and among the Reporting Persons
Exhibit 18
Forbearance and Amendment Agreement, dated June 6, 2017, by and between, Dominion Capital LLC and JRjr33, INC. (f/k/a CVSL Inc.) (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K (File No. 001-36755) filed with the Commission on June 12, 2017)

Exhibit 19
Securities Purchase Agreement, dated June 6, 2017, by and between, Dominion Capital LLC and Rochon Capital Partners, Ltd. (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K (File No. 001-36755) filed with the Commission on June 12, 2017)

Exhibit 20
Subordination and Intercreditor Agreement, dated June 6, 2017, by and among (i) Dominion Capital LLC (the “Senior Creditor”), (ii) a Texas limited partnership (the “Subordinated Creditor”), and (iii) JRjr33, Inc. (f/k/a CVSL Inc.), a Florida corporation (the “Company”) (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K (File No. 001-36755) filed with the Commission on June 12, 2017)

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 13, 2017	ROCHON CAPITAL PARTNERS, LTD.

	By:	John Rochon Management, Inc., its sole general partner
		By:	/s/ John P. Rochon
John P. Rochon, President

Date: June 13, 2017	JOHN ROCHON MANAGEMENT, INC.
	By:	/s/ John P. Rochon
John P. Rochon, President

Date: June 13, 2017	/s/ John P. Rochon
John P. Rochon

Date: June 13, 2017	RICHMONT CAPITAL PARTNERS V LP

	By:	Richmont Street LLC, its sole general partner

		By:	/s/ John Rochon, Jr.
John Rochon, Jr., President

Date: June 13, 2017	RICHMONT STREET LLC

	By:	/s/ John Rochon, Jr.
John Rochon, Jr. President

Date: June 13, 2017
/s/ John Rochon, Jr.
John Rochon, Jr.

Exhibit 17

JOINT FILING AGREEMENT

JOINT FILING AGREEMENT, dated as of the 13th day of June, 2017, by and among Rochon Capital Partners, Ltd., John Rochon Management, Inc., John P. Rochon, Richmont Capital Partners V LP, Richmont Street LLC and John Rochon, Jr. (collectively, the “Reporting Persons”).

WHEREAS, pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the parties hereto desire to satisfy any filing obligation under Section 13(d) of the Exchange Act by a single joint filing;

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Reporting Persons hereby agree and represent as follows:

1.
Amendment Number 1 to the Schedule 13D with respect to the common stock, par value $0.0001 per share, of JRjr33, Inc. (to which this Joint Filing Agreement is an exhibit) is filed on behalf of each of the Reporting Persons.

2.
Each of the Reporting Persons is responsible for the timely filing of Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such Person contained therein, provided that each such Person is not responsible for the completeness or accuracy of the information concerning any of the other Reporting Persons, unless such Person knows or has reason to believe that such information is inaccurate.

Date: June 13, 2017	ROCHON CAPITAL PARTNERS, LTD.

	By:	John Rochon Management, Inc., its sole general partner
		By:	/s/ John P. Rochon
John P. Rochon, President

Date: June 13, 2017	JOHN ROCHON MANAGEMENT, INC.

	By:	/s/ John P. Rochon
John P. Rochon, President

Date: June 13, 2017	/s/ John P. Rochon
John P. Rochon

Date: June 13, 2017	RICHMONT CAPITAL PARTNERS V LP

	By:	Richmont Street LLC, its sole general partner

	By:	/s/ John Rochon, Jr.
John Rochon, Jr., President

Date: June 13, 2017	RICHMONT STREET LLC

	By:	/s/ John Rochon, Jr.
John Rochon, Jr., President

Date: June 13, 2017	/s/ John Rochon, Jr.
John Rochon, Jr.